Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

December 20, 2011

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re: Allianz Life Insurance Company of North America
 Allianz Life Variable Account B
 Post Effective Amendment No. 3 to Registration Statement Nos. 333-171427 and 811-05618

Dear Ms. Samuel:

On December 20, 2011 the above-referenced post-effective amendment was filed via Edgar to finalize the prospectus and statement of additional information in response to verbal comments received from you and to request effectiveness. We are hereby requesting withdrawal of the above mentioned filing under form type AW pursuant to Rule 477 and will be re-submitting the filing tomorrow with final changes.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart Gregg
     _________________________________

            Stewart D. Gregg